Exhibit 12

Anheuser-Busch Companies, Inc. and Subsidiaries

Consolidated Ratio of Earnings to Fixed Charges

The following table sets forth the company’s ratio of earnings to fixed charges, on a consolidated basis for the periods indicated (in millions):

	First Quarter Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings
Consolidated pretax income	$596.2	$615.4	$2,276.9	$2,057.4	$2,812.1	$2,643.9	$2,473.2
Dividends received from equity investees	--	--	247.0	210.1	179.0	169.2	46.7
Net interest capitalized	3.5	3.0	10.8	8.3	7.7	3.3	10.8
Fixed charges	130.3	125.7	498.5	502.3	471.1	442.6	406.8
Adjusted earnings	$730.0	$744.1	$3,033.2	$2,778.1	$3,469.9	$3,259.0	$2,937.5

Fixed Charges
Interest expense	$119.9	$115.1	$451.3	$454.5	$426.9	$401.5	$368.7
Interest portion of rent expense 1/	9.0	9.3	41.9	42.5	38.9	36.3	34.1
Amortization of deferred debt issuance costs	1.4	1.3	5.3	5.3	5.3	4.8	4.0
Total fixed charges	$130.3	$125.7	$498.5	$502.3	$471.1	$442.6	$406.8
Ratio	5.6X	5.9X	6.1X	5.5X	7.4X	7.4X	7.2X

1/ The interest portion of rent expense is calculated as one-third of total rents paid.